

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 8, 2008

Douglas Schmick
Chief Executive Officer
McCormick & Schmick's Seafood Restaurants, Inc.
720 SW Washington Street, Suite 550
Portland, OR 97205

Re: McCormick & Schmick's Seafood Restaurants, Inc.
         Form 10-K
         Filed March 10, 2008
         File No. 000-50845

Dear Mr. Schimck:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                      Regards,

                                      Max Webb
                                      Assistant Director